Exhibit 99.4

NICE Wins Northrop Grumman Supplier Excellence Award

Only 25 of 5,600 eligible suppliers selected to receive the Supplier Excellence Award

Paramus, New Jersey – November 16, 2015 – NICE Systems (NASDAQ: NICE) today announced it has received the 2015 Northrop Grumman Supplier Excellence Award for its support on New York City’s Emergency Communications Transfer Program (ECTP) project, a comprehensive initiative to modernize emergency communications for the New York Police Department, the New York Fire Department and New York City’s Emergency Medical Service. NICE was one of 25 companies selected to receive the award out of 5,600 Northrop Grumman Information Systems suppliers.

The Supplier Recognition Program acknowledges suppliers that continuously provide outstanding support to Northrop Grumman and its Information Systems sector. Candidates are evaluated based on five categories: schedule, management, technical, financial, and quality.

“NICE is honored to receive this award from Northrop Grumman in recognition of our work on the New York City ECTP project,” said Chris Wooten, Executive Vice President, NICE Systems. “This award reaffirms our commitment to providing superior solutions and support for our public safety customers and strategic partners.”

“Northrop Grumman Information Systems congratulates NICE on its Supplier Excellence Award selection this year,” said Cynthia Hyland, Vice President, Global Supply Chain. “NICE’s contributions are extremely valuable to the ongoing success of the ECTP program.”

About NICE Systems
NICE Systems (NASDAQ: NICE) is the worldwide leading provider of enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE solutions help the world’s largest organizations deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact - NICE
Erik Snider, +1 877 245 7448, erik.snider@nice.com

Investors
Marty Cohen, +1 212 574 3635, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Systems. All other marks are trademarks of their respective owners. For a full list of NICE Systems' marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements Pertaining to NICE Systems
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Wooten, are based on the current expectations of the management of NICE-Systems Ltd. (the Company) only, and are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) and the resulting uncertainties; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; pressure on pricing resulting from competition; and inability to maintain certain marketing and distribution arrangements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.